Exhibit (a)(1)(I)
OCLARO, INC.
STOCK OPTION EXCHANGE REMINDER EMAIL
Dear Employee,
     This is a reminder that the deadline of 5:00 p.m. Pacific Time on December 2, 2009 is fast approaching for you to elect to participate in Oclaro’s offer to exchange certain of your stock options for replacement options. We cannot assure you that we will extend this deadline.
     You can make, change or withdraw your election at any time before the deadline by following the instructions on the Exchange Offer website at www.participantchoice.com/tenderoffer/Oclaro, or by properly completing and submitting a paper election form. After the Exchange Offer ends, you cannot make, change or withdraw your election and all elections will be final.
     Your participation in the Exchange Offer is completely voluntary. You are not obligated to participate in the Exchange Offer, and if you do not respond by the deadline referred to above, any options that you hold will remain subject to their present terms, as described in the Offer to Exchange Certain Stock Options for Replacement Options (the “Offer to Exchange”), dated as of November 2, 2009, which you can access at www.participantchoice.com/tenderoffer/Oclaro. Questions about the Exchange Offer should be directed by telephone to +1 (408) 919-2737 or by email to stock.admin@Oclaro.com.
     The complete terms and conditions of the Exchange Offer are described in the Offer to Exchange, which you can access at www.participantchoice.com/tenderoffer/Oclaro.